UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
SandRidge Energy, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
80007P 307
(CUSIP Number)
James H. Holloman, Jr., Esq.
20 North Broadway, Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	80007P 307

1	NAMES OF REPORTING PERSONS: Tom L. Ward I.R.S. Identification Nos. of Above Persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		28,862,997

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,323,993

WITH	10	SHARED DISPOSITIVE POWER

		6,703,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,027,791

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	17.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Schedule 13D	Page 2 of 7 Pages

     This Amendment No. 4 (this “Fourth Amendment”) to Schedule 13D is filed by Tom L. Ward (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Issuer”). This Fourth Amendment amends the initial statement on Schedule 13D filed by the Reporting Person on November 19, 2007, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on March 14, 2008, Amendment No. 2 to Schedule 13D filed by the Reporting Person on June 17, 2008, and Amendment No. 3 to Schedule 13D filed by the Reporting Person on August 7, 2008 (collectively, the “Prior 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.
Item 1. Security and Issuer
     Item 1 is hereby amended and supplemented in the following respect: the principal executive offices of the Issuer are now located at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.
Item 2. Identity and Background
     Item 2 is hereby amended and supplemented in the following respect:
     (a) No change.
     (b) The business address of Tom L. Ward is 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.
     (c) No change.
     (d) No change.
     (e) No change.
     (f) No change.
Item 3. Source and Amount of Funds or Other Consideration
     The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fourth Amendment.
Item 4. Purpose of Transaction
     The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fourth Amendment.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated as follows:

Schedule 13D	Page 3 of 7 Pages

     (a) As of the date of this Fourth Amendment, the Reporting Person is the beneficial owner of 29,027,791 shares of Common Stock, which consists of: (i) 23,126,016 shares of Common Stock owned directly by the Reporting Person in brokerage and security accounts; (ii) 133,594 shares of unvested restricted Common Stock that will vest within 60 days from the date of this Fourth Amendment; (iii) 79,000 shares of Common Stock held in an IRA for the benefit of the Reporting Person; (iv) 5,636,754 shares of Common Stock held through TLW Properties, for which the Reporting Person exercises sole voting and dispositive power; (v) 20,000 shares of Common Stock held by a minor child; (vi) 1,227 shares of Common Stock held in a 401(k) plan account for the benefit of the Reporting Person; and (vii) 31,200 shares of Common Stock through Solon L. Bloomer Family Partners Limited Partnership II (“Bloomer Family Partners”), for which the Reporting Person exercises shared voting and dispositive power, which together constitute 17.5% of the outstanding shares of Common Stock. The beneficial ownership percentage of the Reporting Person is calculated based on 166,050,056 shares of Common Stock outstanding as of November 30, 2008, based on information provided to the Reporting Person by the Issuer.
     In addition to the shares of Common Stock beneficially owned by the Reporting Person described above, the Reporting Person owns 705,895 shares of unvested restricted Common Stock that will not vest within 60 days from the date of this Fourth Amendment. The restricted Common Stock owned by the Reporting Person vests in equal 25% increments annually on the anniversary date of each grant date pursuant to the following vesting schedule:

			Shares Vesting
	Shares of	Shares Vested and	and to be
Restricted	Restricted	Previously	Delivered to	Remaining
Common Stock	Common Stock	Delivered to	Reporting Person	Unvested
Grant Date	Granted	Reporting Person	Within 60 Days	Shares
01/10/2007	300,000	75,000	75,000	150,000
07/11/2007	325,000	81,250	0	243,750
01/11/2008	234,375	0	58,594	175,781
07/11/2008	136,364	0	0	136,364

Total	995,739	156,250	133,594	705,895
     It is anticipated that the Reporting Person will receive additional grants of restricted stock or other equity grants in the future so long as he remains employed by the Issuer.
     (b) The Reporting Person has (i) sole voting power with respect to 28,862,997 shares of Common Stock, consisting of all shares of Common Stock beneficially owned by the Reporting Person excluding (A) 133,594 shares of restricted Common Stock that vest within 60 days from the date of this Fourth Amendment, for which the Reporting Person does not yet possess voting power at the date hereof, and (B) 31,200 shares of Common Stock held by Bloomer Family Partners, for which the Reporting Person shares voting power with Ronnie D. Ward, the Reporting Person’s brother (“Co-General Partner”), as a co-general partner, and (ii) sole dispositive power with respect to 22,323,993 shares of Common Stock, consisting of all shares of Common Stock beneficially owned by the Reporting Person excluding (A) 31,200 shares of Common Stock held by Bloomer Family Partners, for which the Reporting Person

Schedule 13D	Page 4 of 7 Pages

shares dispositive power with the Co-General Partner, and (B) 6,672,598 shares of Common Stock that may be acquired by the Kaiser-Francis Charitable Income Trust-C (“CIT”) upon the exercise of a warrant granted to CIT by the Reporting Person, as more fully described below in paragraph (c) and under Item 6. Information relevant to each of the Co-General Partner and CIT is set forth below.
Co-General Partner
     Ronnie D. Ward’s business address is Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. He is the Vice-President — Land, Northern Division of Chesapeake Energy Corporation. Mr. Ward has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years. He is a citizen of the United States of America.
CIT
     Kaiser-Francis Charitable Income Trust-C is a charitable income trust established by George B. Kaiser under Oklahoma law. The principal beneficiaries of CIT are The Tulsa Community Foundation and The George Kaiser Family Foundation. Its principal office and place of business is located at 124 E. 4th Street, Tulsa, Oklahoma 74103. CIT has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.
     (c) On December 31, 2008, the Reporting Person sold to George B. Kaiser (“GBK”), an Oklahoma businessman, a total of 8,896,797 shares of Common Stock at a price of $5.62 per share. Immediately prior to such sale, the Reporting Person caused TLW Properties to distribute a total of 6,290,547 shares of Common Stock to him, and then these shares along with another 2,606,250 shares of Common Stock held in an account of the Reporting Person were transferred to a brokerage account designated by GBK.
     Also on December 31, 2008, in connection with certain amendments to financing transactions between them that originally occurred on October 28, 2008, the Reporting Person and CIT amended and restated a warrant to acquire shares of Common Stock granted by the Reporting Person to CIT’s nominee on October 28, 2008. The warrant originally was exercisable for a period of five years beginning on the earlier of (i) the date of repayment in full by the Reporting Person of certain related third party indebtedness and (ii) January 15, 2009. The warrant originally had a variable exercise price equal to the lesser of (a) the average closing price on the NYSE for the five-day period ended October 30, 2008 (which was $9.85 and would have resulted in up to 3,807,107 shares being made subject to the warrant) and (b) the average closing price on the NYSE for the five-day period ended two trading days after the first date on which the warrant was exercisable as previously described (which did not occur). As amended on December 31, 2008, in connection with a partial payment of such related third party indebtedness, the Reporting Person and the nominee holder of the warrant amended the warrant to change the number of shares of common stock underlying the warrant and to fix the exercise and expiration dates and the warrant exercise price at $5.62 per share. As amended, the warrant

Schedule 13D	Page 5 of 7 Pages

is immediately exercisable for up to 6,672,598 shares and will expire on December 31, 2013. The exercise of the warrant is limited to cash settlement unless and until any third-party security interests in the underlying shares are released, and if any such security interests are not released by December 31, 2009, the expiration date of the warrant will be extended by the number of days from December 31, 2009, until the date such security interests are released. The Reporting Person received no premium or other separate consideration for either the issuance of the original warrant in October 2008 or the amendment of its terms on December 31, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended and supplemented to add the following additional disclosures:
     As described above under Item 5, the Reporting Person sold 8,896,797 shares of Common Stock to GBK on December 31, 2008, at a price of $5.62 per share. Under the agreement governing this transaction, the Reporting Person agreed to facilitate GBK’s due diligence investigation of the Issuer for a limited period of time following the sale. On, but not before, February 16, 2009, GBK has the right to require the Reporting Person to repurchase all 8,896,797 at a price of $5.62 per share if, in GBK’s sole and exclusive discretion, he is in any way dissatisfied with the results of his due diligence investigation. The Reporting Person received no premium or other separate consideration for providing GBK with this right to require the Reporting Person to repurchase these shares of Common Stock.
     In addition, as described above under Item 5, on December 31, 2008, in connection with the partial payment of certain indebtedness, the Reporting Person and CIT amended and restated a warrant to acquire shares of Common Stock granted by the Reporting Person to CIT’s nominee on October 28, 2008, in order to fix the exercise price and modify the exercise period and the number of shares of Common Stock underlying the warrant. Under the warrant as amended and restated, CIT may immediately elect to acquire up to 6,672,598 shares of Common Stock from the Reporting Person and/or TLW Properties at an exercise price of $5.62 per share. The warrant will expire on December 31, 2013. The exercise of the warrant is limited to cash settlement unless and until any third-party security interests in the underlying shares are released, and if any such security interests are not released by December 31, 2009, the expiration date of the warrant will be extended by the number of days from December 31, 2009, until the date such security interests are released. The Reporting Person received no premium or other separate consideration for either the issuance of the original warrant in October 2008 or the amendment of its terms on December 31, 2008.
     As of the date of this Fourth Amendment, the Reporting Person has pledged 3,103,203 shares of Common Stock to secure certain loans from GBK (as a first lien creditor) and CIT (as a second lien creditor). In the event GBK exercises his right to require the Reporting Person to repurchase Common Stock on February 16, 2009, as described above, the shares of Common Stock acquired by the Reporting Person pursuant to the exercise of such rights will immediately be added and become subject to this pledge. Other than standard default provisions, the terms of the agreement do not provide for a transfer of either voting or investment power.

Schedule 13D	Page 6 of 7 Pages

Item 7. Material to Be Filed as Exhibits
     The following additional exhibits are filed with this Fourth Amendment and supplement the exhibits already filed as part of the Prior 13D:
6(c)	Purchase & Sale Agreement dated December 31, 2008, by and among Tom L. Ward, George B. Kaiser and the other parties named therein

6(d)	Amended and Restated Warrant to Purchase Common Stock of SandRidge Energy, Inc. dated December 31, 2008, granted by Tom L. Ward and TLW Properties, L.L.C. in favor of Pooled CIT Investments, L.L.C.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 7, 2009	/s/ Tom L. Ward
Tom L. Ward

Schedule 13D	Page 7 of 7 Pages